SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2002

E.ON Corporation
(Translation of Registrant's Name Into English)

E.ON Aktiengesellschaft
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If „Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

January 29, 2002

Powergen Management Changes
Post E.ON Deal Completion

E.ON AG (E.ON) and Powergen plc (Powergen) have agreed the management structure for Powergen once its acquisition is completed. As part of that agreement Ed Wallis, currently Chairman of Powergen will assume the role of CEO for Powergen Group. He will report directly to Ulrich Hartmann, CEO of E.ON and future Chairman of the Board of Powergen. After completion of the deal, Ed Wallis will also be Deputy Chairman of Powergen.

Nick Baldwin, currently Powergen's Chief Executive, has decided to leave the company once the deal is completed.

Michael Soehlke, Executive Vice President at E.ON, responsible for Corporate Planning and Control, will become Chief Financial Officer at Powergen once the transaction is closed. As part of his current role, Michael Soehlke has been responsible for the transition process of Powergen and E.ON.

Peter Hickson, Powergen's Finance Director has decided to leave the company once the deal is completed.

E.ON AG
E.ON Platz 1
40479 Düsseldorf
Dr. Peter Blau
Tel. 0211-45 79-628
Fax 0211-4579-629
Josef Nelles
Tel. 0211-45 79-544
Fax 0211-4579-566

Powergen
1 Ropemaker Street
London EC2Y 9HT

Gareth Wynn
Tel. ++44-207-826-2734
Fax ++44-207-826-2897

In addition to his roles within the Powergen group, Ed Wallis together with Michael Gaul, Member of the Board of Management of E.ON AG, will lead a new company responsible for the U.S. expansion of E.ON.

Nick Baldwin said: "My decision to leave has been made on an amicable basis. In the new structure the role of group CEO will not be as extensive as it currently is. However, I will be staying to help see the deal through to completion and to ensure a smooth transition. I remain convinced this deal is in the best interests of our shareholders, employees as a whole and our customers."

Ulrich Hartmann, Chairman and Chief Executive Officer of E.ON said: "This structure will provide an excellent basis for Powergen's future development as part of E.ON. I am delighted that Ed Wallis, who has been a leading figure in our industry for a long time in the UK, has agreed to become Powergen CEO and to play a key role in our US expansion. Michael Soehlke has extensive knowledge and experience of E.ON which will help ensure our companies can draw out the best from each other."

Powergen's UK business and its US subsidiary, LG&E Energy, will continue to be run by Paul Golby and Vic Staffieri who will both report to Ulrich Hartmann and will remain board members of Powergen.

The acquisition of Powergen is still subject to approval from the US Securities and Exchange Commission and from Powergen shareholders but remains on track for a spring completion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON Aktiengesellschaft

Date: January 29, 2002

By: ______________________

Michael C. Wilhelm
Senior Vice President
Accounting